Exhibit 99.1

Caledonia Mining Corporation

Blanket Mine Q3 Production Update and Revised guidance for 2026

(NYSE AMERICAN, AIM and VFEX: CMCL)

St Helier, October 9, 2026 – Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) announces gold production from the Blanket Mine (“Blanket”) in Zimbabwe for the quarter ended September 30, 2026 (“Q3 2026” or the “Quarter”). The Company also provides revised guidance for the year ending December 2026 (“FY 2026”) in respect of production, costs and capital expenditure for Caledonia and its group of companies (the “Group”).

All production numbers are expressed on a 100 per cent basis and are subject to final assays by the refiner.

Production Summary

•	Gold produced in the Quarter: 17,030 ounces (Q3 2025: 19,106 ounces)
•	Gold produced in the 9 months ended September 30, 2026: 49,158 ounces (9 months ended September 30, 2025: 58,846 ounces)

	Q3 2025	Q3 2026	9 months 2025	9 months 2026
Tonnes Milled	212,504	215,539	619,174	625,904
Grade (BUH)	3.00	2.67	3.16	2.65
Recovery %	93.3	92.2	93.7	92.3
Ounces Rec	19,106	17,030	58,846	49,158

Gold production in the Quarter was adversely affected by a shortage of compressed air at certain high-grade, high-volume mining areas and a temporary increase in the gold inventory in the metallurgical plant.

Mining activity in September was increasingly focused on the deeper 30 and 34 levels (990 and 1,110 meters below surface, respectively). Four additional compressors had been procured to facilitate mining at these deeper levels, and indeed the increased amount of development following the appointment of contractors earlier in the year. However, there have been delays in the delivery and deployment of the four new compressors which has severely adversely impacted production at this crucial high-grade mining area.

Head and Registered Office: Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier, Jersey, Channel Islands, JE2 3NJ

info@caledoniamining.com | | www.caledoniamining.com

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Two of the new compressors have now been deployed and the last two have now been released from the port and are being transported to the mine. Accordingly, it is anticipated that normalised production will be achieved during Q4.

In September, equipment was introduced to improve efficiency, recovery and security in the gravity gold circuit, which recovers the free-gold. Approximately 45-50 per cent of Blanket’s gold is free-gold which is recovered from the gravity circuit. Difficulties encountered in the commissioning of the new equipment meant that approximately 1,100 ounces of free-gold were retained in the metallurgical plant. The retained gold should be recovered over a period of time, commencing mid-October, after the increased elution capacity has been commissioned.

Revised Production Guidance

Due to the lower than anticipated production in the Quarter, management reduces production guidance for Blanket for FY 2026 from a range of 72,000 to 76,500 ounces to a range of 69,000 to 72,500 ounces.

The lower production guidance for FY 2026 implies production at Blanket in the last quarter of 2026 (“Q4 2026”) of approximately 19,800 to 23,300 ounces.

Production in Q4 2026 is expected to benefit from:

•	Increased compressed air capacity, following the commissioning of additional compressors;
•	The recovery from mid-October of approximately 1,100 ounces of gold temporarily retained within the metallurgical plant following the commissioning of the new elution vessel;
•	The processing at the Lima satellite plant of additional ore arising from the seven-day shift system;
•	Improved mining flexibility and increased access to higher-grade mining areas; and
•	Increased elution capacity and improved recovery performance, including the processing of 58.04 tonnes of accumulated activated carbon, which contains approximately 1,166 ounces of gold at an average grade of 625.0 grammes per tonne

These initiatives are consistent with the operational improvement programme outlined previously by management.

The operational initiatives currently underway are expected to provide the foundation for higher and more consistent production in 2027.

Mark Learmonth, Chief Executive Officer, commented:

"Production in the third quarter was below our expectations, principally due to insufficient compressed air capacity in deeper, higher-grade mining areas and the temporary retention of gold within the processing circuit. We are addressing these issues through the installation of additional compressor capacity and the commissioning of increased elution capacity.

"We expect production in the fourth quarter to benefit from improved access to higher-grade mining areas, the recovery from mid-October of approximately 1,100 ounces of gold retained within the metallurgical plant and the processing at Lima of additional ore arising from the seven-day shift system. These measures also support our plans for 2027 and are intended to support more consistent production, improved grade and lower unit costs.

"Although we have revised our guidance for 2026 to reflect the third-quarter performance, Blanket remains a robust and cash-generative operation. We remain focused on delivering a stronger performance in the fourth quarter and implementing the operational improvements required to support production and cash generation in 2027."

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Updated 2026 Guidance Including Cost and Capex

As a result of the above, FY 2026 production, cost guidance and capex is re-guided as follows:

Production

•	Blanket’s gold production guidance revised to 69,000-72,500 ounces (previously 72,000-76,500 ounces).

Costs

•	On-mine cost per ounce sold revised to US$1,700-US$1,900 per ounce sold (previously US$1,600-US$1,800 per ounce sold), reflecting lower expected production volumes.
•	All-in sustaining cost ("AISC") guidance revised to US$2,650-US$2,850 per ounce sold (previously US$2,500-US$2,700 per ounce sold).

Capital Expenditure

In order to best allocate capital and match expenditure to expected cash flows, capex guidance for the Group in FY 2026 has been reduced to US$94.3 million (previously US$103.3 million). The reduction reflects the timing of certain expenditures only, primarily components of the 132kV power line project, which are now expected to be incurred in 2027. The revised guidance does not reflect any material reduction in the overall scope of planned capital projects. Capex guidance comprises:

•	US$44.0 million of sustaining capital expenditure at Blanket (reduced from $48.0m),
•	US$3.5 million of growth capital at Blanket (unchanged),
•	US$43.0 million of growth capital expenditure at Bilboes (previously $48.0m) and
•	US$3.8 million of exploration at Motapa (unchanged).

Management believes this revised guidance for FY2026 will have no adverse effect on the Group's ability to utilise internal cash flows to contribute towards the funding of the Bilboes development project.

Qualified Person

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a “Qualified Person” as defined by each of (i) the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.

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Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Camarco, Financial PR (UK) Elfie Kent	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

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Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: the procurement and commissioning of additional compressors and that this will ensure that the planned level of mining activity can be achieved, the Company’s new full year gold production guidance for 2026; the expected benefits from: increased compressed air capacity, following the commissioning of additional compressors, the recovery from mid-October of approximately 1,100 ounces of gold temporarily retained within the metallurgical plant, the processing at the Lima satellite plant of additional ore arising from the seven-day shift system, the improved mining flexibility and increased access to higher-grade mining areas, and the benefits of increased elution capacity and improved recovery performance; the expectation that operational initiatives currently underway will provide the foundation for higher and more consistent production in 2027; and that the measures will support more consistent production, improved grade and lower unit costs. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: the successful and timely implementation of planned operational initiatives; equipment availability and reliability; mine sequencing; ground conditions; labour availability and productivity; plant performance; the timely commissioning of planned processing plant improvements; failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 20-F and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

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